UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2008
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Release of STAST ChipPAC Ltd. dated June 20, 2008
Ex-99.2 Sections of preliminary offering circular being used in connection with the private placement of the senior notes

Other Events
On June 20, 2008, STATS ChipPAC Ltd. announced that it intends to pursue new debt financing consisting of senior notes and senior secured credit facilities. Concurrently with the debt financing, STATS ChipPAC Ltd. has commenced a cash tender offer and consent solicitation in respect of its $150 million of 7.5% senior notes due 2010 and its $215 million of 6.75% senior notes due 2011. A copy of the release dated June 20, 2008 is attached hereto as Exhibit 99.1.
Attached hereto as Exhibit 99.2 are portions of the preliminary offering circular being used in connection with the private placement of the senior notes, which contains updated information regarding the Company previously disclosed, or new information not previously disclosed, in its reports filed or submitted with the Securities and Exchange Commission.
This report does not constitute an offer of any securities for sale in the United States. The senior notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements.

Exhibit

99.1	Release of STATS ChipPAC Ltd. dated June 20, 2008.
99.2	Sections of preliminary offering circular being used in connection with the private placement of the senior notes.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 20, 2008

STATS CHIPPAC LTD.
By:	/s/ Tay Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Release of STATS ChipPAC Ltd. dated June 20, 2008.
99.2	Sections of preliminary offering circular being used in connection with the private placement of the senior notes.